1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092
1 800 667 - 2114

February 8, 2006

Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC     20549-7010

Via EDGAR

RE:	FARALLON RESOURCES LTD.
REGISTRATION STATEMENT ON FORM 20-F
FILED DECEMBER 2, 2005
FILE NO. 0-51641

Dear Mr. Schwall:

We acknowledge receipt of your Comment Letter dated December 30, 2005 in respect of Registration Statement on Form 20-F filed by Farallon Resources Ltd. (the "Company"). Your comments are in italics, our responses follow. All dollar amounts stated herein are expressed in United States Dollars, unless otherwise stated.

No.	Comment	Response

1.

The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing or on January 30, 2006. See Section 12(g)(l) of the Securities Exchange Act of 1934.Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

The Company acknowledges that the Form 20-F registration statement will automatically become effective 60 days from the date of filing and that the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 as of that date. The Company has determined not to withdraw the Form 20-F in advance of this effective date.

No.	Comment	Response

2.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

The Company acknowledges Staff’s advice. The Company’s responses set forth below indicate where changes have been in the Amended Form 20-F. Further, the Company has made changes throughout the Amended Form 20-F, where appropriate, in order to thoroughly respond to Staff’s comments.

3.	Please provide updated consents from your independent accountants in the next amendment.	The Company has included an updated consent of its independent accountant in the Amended Form 20-F.

4.

We note that you completed private placements in 2002, 2003, 2004, and 2005. Disclose where you conducted the private placements. If in the U.S., disclose the exemption from registration upon which you relied and the facts that make the exemption available.

The Company has provided the disclosure in Schedule A to this letter summarizing where it conducted the private placements and, with respect to those private placements completed within the United States, the exemption relied upon and the facts that made the exemption available.

Glossary of Terms Used in this Form 20-F, page 4

5.	Define scientific and technical terms in context or otherwise include them in the glossary.	The Company has made changes throughout the Form 20-F in order to define scientific and technical terms in the context of the disclosure. A number of terms have been added and removed from the Glossary in order to clarify the disclosure.

6.

Note that a glossary is not a substitute for presenting disclosure in terms that those unfamiliar with your business can readily understand. Revise the disclosure in the document, particularly in the discussion of your properties, to provide clear and understandable disclosure.

The Company acknowledges Staff’s comment. The Company has made changes throughout the Amended Form 20-F, where appropriate, to provide clear and understandable disclosure.

No.	Comment	Response

For example, on page 35 you indicate the following:

“Precious metal-rich, volcanic associated massive sulfide deposits occur in a sequence of felsic to intermediate flows and tuffs, and heterolithic fragmental rocks at Campo Morado”; and

“The massive sulfide horizons principally comprise fine-grained pyrite (iron sulfide) and, in decreasing order of abundance: sphalerite (zinc sulfide), chalcopyrite (copper-iron sulfide), galena (lead sulfide), tetrahedrite (copper antimony sulfide)-tennantite (copper-arsenic sulfide), arsenopyrite (iron-arsenic sulfide), marcasite and pyrrhotite (other iron sulfides), traces of tin minerals, electrum (gold alloy containing 20% or more silver) and gold. The base metal sulfides are found as discreet mineral grains, or more frequently, as infill mineralization between or within pyrite grains.”

Note Regarding Forward Looking Statements, page 4

7.

You are responsible for the accuracy of the disclosure in your filings with the Commission. Revise the disclaimer on page 4 indicating that you have no obligation to update or revise any forward-looking statements found in your registrations statements.

The Company acknowledges that it is responsible for the accuracy of its filings with the Commission and has amended the disclosure on the Amended Form 20-F to remove the disclaimer that it has no obligation to update or revise any forward-looking financial statements.

Capitalization and Indebtedness. page 13

No.	Comment	Response

8.

We note that some of your indebtedness stems from accounts payable and accrued liabilities. However, it appears that you have not identified all the sources of your indebtedness. In this regard, we note that your indebtedness from accounts payable and accrued liabilities is $607, 573 and your total indebtedness is $722,596.

In response to Staff’s comment, the previous unidentified indebtedness relate to balances payable to related parties.

The Company has since updated the Capitalization and Indebtedness table included in Item 3.B of the Form 20-F as of January 20, 2006. As of this date, the total sources of the Company’s indebtedness include the totals of accounts payable and accrued liabilities.

Risk Factors. page 13

9.

Eliminate language that mitigates the risk you present. State the risk directly and plainly, eliminating statements such as “there can be no assurance” and “there is no certainty.” Also, revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. Others simply state a fact about your business without describing the risks associated with that fact. For example, simply referring to the “Uncertain Nature of Mineral Exploration” or “the Speculative Nature of the Mineral Exploration Industry” on page 14 does not disclose the resulting risk of harm to the investors.

In response to Staff’s comments, the Company has amended the risk factors in Item 3.D of the Form 20-F throughout in order to:

(i) eliminate language that mitigates the risk presented;

(ii) remove statements such as “there can be no assurance” and “there can be no uncertainty”;

(iii) expand the risk factor captions in order to more fully describe the risk presented;

(iv) expand on the description of the harm to be suffered by the Company upon occurrence of the risk presented.

10.	Discuss in a risk factor the risks associated with (1) having only “one material mineral property”; and (2) not satisfying the requirements for maintaining your concessions.	In response to Staff’s comment, the Company has added two new risk factors to Item 3.D of the Form 20-F in order to (i) state the risk associated with only having one principal mineral property; and (ii) state the risk associated with failing to maintain Farallon’s mineral concessions.

11.	We note that presidential elections will be held in Mexico in July 2006. Please address how a change in regime might affect your operations in Mexico.	In response to Staff’s comment, the Company has amended the risk factor in Item 3.D of the Form 20-F dealing with political instability in order to refer to the Mexican federal elections to be held in July 2006 and to state how a change in government may affect Farallon’s operations in Mexico.

No.	Comment	Response

12.	We note that you appear to have a going concern risk. Please add a separate risk factor that relates to the issue of your ability to continue to operate as a going concern.	In response to Staff’s comment, the Company has added a new risk factor to Item 3.D of the Form 20-F in order to state the going concern risk as a separate risk factor.

Litigation. page 16

13.

We note that you could potentially lose your interest rights in the Campo Morado Project as a result of the claims challenging such rights. Expand this risk factor to address how your operations would be affected by the loss of your rights to the Campo Morado Project.

In response to Staff’s comment, the Company has amended the risk factor in Item 3.D of the Form 20-F addressing the litigation with respect to the Campo Morado Project in order to state that the Company may not be able to proceed with exploration and, if warranted, development of the Campo Morado Project if it were to lose its interest in the Campo Morado property as a result of an unsuccessful result in this litigation.

Information on the Company, page 21

History and Development of the Company, page 21

14.	Disclose the name and address of your agent in the United States, if any. See Item 4.A.3 of Form 20-F.	The Company has no agent in the United States.

15.

Please advise why you characterize the negotiations to acquire the Campo Morado and La Alina concessions as arm’s length negotiations. In this regard, we note that the transaction appears to have involved related parties. You may indicate, however, that the terms of the transaction were equivalent to terms agreed-upon in similar transactions with non-affiliated parties.

The Company has amended Item 4.A of the Form 20-F in order to confirm its characterization of the negotiations of the Option Agreement respecting the Campo Morado and La Alina Concessions as arms length due to the fact that the Villagráns were not directors, officers or significant shareholders at the time of the negotiation of the Option Agreement. Due to the Company’s position that the Option Agreement was not a related party transaction, for the above reasons, the Company has not indicated that the terms of this transaction were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

16.

We note that you expected the “series of scoping level option investigations” in preparation for the “pre-feasibility study” to be completed by November 30, 2005. Update the registration statement to discuss the status of the investigations.

The Company has amended Item 4.A of the Form 20-F to update the status of exploration activities. The Company notes that the timetable for the engineering investigations has been revised to allow drilling and metallurgical studies on the G-9 discovery to be advanced and integrated into an overall scoping study for the project prior to the commencement of a pre-feasibility study.

No.	Comment	Response

Business Overview, page 24

17.

You state here, “Decisions on legal actions in British Columbia and Nevada were in Farallon’s favor, and proceedings in Mexico were dismissed.” This information is repeated again on page 33. Yet Note 9 of your financial statements states that a new related lawsuit has been filed against you in Mexico and that the Nevada ruling has been appealed by the plaintiff. Revise your document, wherever necessary, for accuracy and consistency in this regard.

Property, Plant and Equipment. page 27

Reclamation Bonds and Permits. page 29

In response to Staff’s comments, the Company has amended Item 4.A and 4.D of the Form 20-F in order to disclose that a new legal proceeding has been commenced following the disclosure regarding the dismissal of the original proceedings. Reference is made to Item 8 of the Form 20-F where full disclosure of this legal proceeding is presented.

18.

Discuss whether the redirection of the power to grant environmental permits to the Subdirection of Management for Environmental Protection impacts your operations in any material way.

Plan of Operation – 2005, page 46

In response to Staff’s comments, the Company has amended Item 4.D in order to disclose that there has been no material impact on the Company’s operations as a result of the re-organization of these government agencies.

19.

Here and wherever you discuss plans and results of a particular year, clarify whether you are referring to the calendar year or your fiscal year, ending
June 30. Generally, discussions regarding budgeted costs and historical expenditures should correlate to the fiscal year.

Operating and Financial Review and Prospects, page 50

In response to Staff’s comments, the Company, where applicable, has revised the disclosure to correlate discussions regarding budgeted costs and historical expenditures to the calendar year and fiscal year ending June 30.

20.	Substantiate your statement that “Campo Morado [is the] precious metals-rich massive sulfide district in Guerrero State, Mexico.	In response to Staff’s comments, the Company has amended Item 5 of the Form 20-F in order to remove this statement.

Results of Operations. page 53

21.	Disclose the reasons for increasing the payment of stock-based compensation in 2004. In this regard, we note that you did not restart your exploration activities until 2005.	In response to Staff’s comment, the Company has amended Item 5.A of the Form 20-F to disclose the reason for increasing the payment of stock-based compensation in fiscal 2004 as to attract and retain personnel in anticipation of the Company’s restart in exploration activities at Campo Morado in fiscal 2005.

Operating Results, page 53

Exploration

22.

Correlate your discussions here to the budgeted expenditures discussed previously in your filing. Revise your discussions, as necessary throughout your document, to provide clarity regarding your planned and actual expenditures. Include sufficient information to clarify the following points. It may be necessary to include a table.

In response to Staff’s comment, the Company has made changes in Items 4 and 5 of the Form 20-F in order to clarify the discussion of actual and planned exploration expenditures.

On pages 24 and 46 you discuss $15.2 million budgeted for your 2005 program. Clarify whether your 2005 program relates to calendar year or fiscal year 2005. Discuss whether your $8.8 million of exploration expense in fiscal 2005 is a part of that $15.2 million.

The Company’s budgets are based on a calendar year and the expenditures on a fiscal year. The $8.8 million exploration expense was to the end of the fiscal year (June 30) and was a portion of the $15.2 million budget for the 2005 calendar year.

Discuss how the $15.2 million program relates to the $5.8 million budgeted for July to December 2005, which is discussed on page 49. You state on page 57 that $8.7 million was spent through June 30, 2005, under a $16 million feasibility program. Also refer to your earlier related discussion on page 26. Is the $16 million program a different program than the $15.2 million program?

The $15.2 million budget was for the period January to December 2005. The $5.8 million budget was for period of July to December 2005.

This disclosure has been updated and a new budget provided for the period January to June 2006.

You discuss on page 54 a two-phase exploration program with a budget of $16.5 million. How does this $16.5 million program relate to the $15.2 million program and the $16 million program referred to above? Is this a third program?

In response to Staff’s inquiries, the Company has revised and updated its disclosure in Items 4 and 5 of the Form 20-F in order to reflect its revised exploration plans.

You discuss on page 54 budgeted costs for your exploration program of $4.6 million and for engineering studies of $6.5 million. Are these $11 .1 million of costs part of the earlier-described plans? How do they relate to amounts already spent?

As above.

You state on page 57 that $8.7 million was spent through June 30, 2005, of the $16 million feasibility work. Relate that to the disclosure on page 54 where you state that $2.4 million was spent on phase one, which was completed in 2004, and $8.8 million of exploration expense was incurred in fiscal 2005.

As above.

Office and administration, page 54

23.

You state that office administration expense for fiscal 2005 was $1,127,595, and then later state that amounts reimbursed to HDI amounted to $2,955,706. Clarify how much of the $2,955,706 was classified as office administration expense, and to which line on your consolidated statements of operations and deficit the remainder was recorded.

In response to Staff’s comments, the Company has amended the disclosure in Item 5.A of the Form 20-F to clarify the amounts reimbursed to HDI.

Liquidity and Capital Resources, page 57

24.

On page 23, you note that you have not incurred any capital expenditures in the last three years. However, you later state that as of June 30, 2005, your expenditure totaled $8.7 million. Please advise whether these expenditures were capital in nature. If so, reconcile the inconsistency.

In response to Staff’s comments, the Company advises that the $8.7 million in expenditures referred to in Item 5.B of the originally filed Form 20-F have been expensed in accordance with the Company’s accounting policy. However, the Company has removed this reference in the Amended Form 20-F as the $8.7 million is no longer discussed in this section.

25.

We also note that you believe that you have sufficient capital to fund your operations for the twelve months that began on June 30, 2005. Please advise how you plan to fund your operations after such time.

The Company has amended Item 5.B of the Form 20-F in order to expand its disclosure on its planned expenditures for the balance of fiscal 2006 and how it plans to fund its future operations.

26.

You indicate that cash used in operating activities will continue to increase in fiscal 2006 and that cash used in investing activities is anticipated to increase in fiscal 2006. Quantify this information in terms of the programs that you discussed earlier. Refer to our comment above regarding your budgeted amounts for planned activities.

In response to Staff’s comments, the Company has amended the disclosure in Item 5.B of the Form 20-F and referred the anticipated cash used in operating activities in fiscal 2006 to the budgeted amounts for planned activities.

Trend Information, page 58

27.

You state here that your ability to raise additional financing in order to complete your exploration programs will be impacted by prevailing prices for mineral resources. Reconcile this statement to earlier disclosure on page 57 where you state that you anticipate being able to finance your exploration program using your current working capital.

In response to Staff’s comments, the Company has amended the disclosure in Item 5.D to reconcile the statement to the earlier disclosure where the Company states that it anticipates being able to finance its exploration program for the balance of fiscal 2006 using its current working capital.

28.

You state that results of drilling and mineral resource estimates indicate that the Campo Morado deposits contain various minerals. Qualify that statement by noting that these minerals may not be economically feasible to extract.

In response to Staff’s comments, the Company has revised and updated this disclosure.

Tabular Disclosure of Contractual Obligations, page 59

29.	Clarify what your obligations are under your agreement with HDI and why amounts related thereto are not disclosed on the table.	Under the Company’s agreement with HDI, as described in Item 4.B of the Form 20-F, the Company is obligated to reimburse HDI for technical, geological, corporate development, administrative and management services provided by and third party costs incurred by HDI on behalf of the Company, on a full cost recovery basis. The Company’s obligations incurred under its agreement with HDI are current indebtedness in the normal course of operations and do not fall within the specified categories in Item 5.F of the Form 20-F.

Directors. Senior Management and Employees, page 60 Directors and Senior Management, page 60

30.	Disclose the ages or dates of birth of your directors and the members of the management team.	The Company has added this disclosure in Item 6.A of the Amended Form 20-F.

31.	Disclose the amount of time that your directors and management devote to your operations. We may have further comments.	The Company has added this disclosure in Item 6.A of the Amended Form 20-F.

Compensation, page 63

32.	Revise the compensation table to include the options that were awarded to your directors in the last full fiscal year.	The Company has amended the stock option grant table in Item 6.B of the Form 20-F to include the options that were awarded to the Company’s directors in the last full fiscal year.

33.

We note that you have compensated Hunter Dickinson, Inc. for providing you with management services. Please disclose the amounts that have been paid to Hunter Dickinson in a footnote to the compensation table.

In response to Staff’s comments, the Company has amended Item 6.B of the Form 20-F in order to disclose that compensation paid to the Company’s named executive officers was paid by Hunter Dickinson Inc. The footnote refers to Item 7.B of the Form 20-F where the amounts paid by the Company to Hunter Dickinson have been disclosed.

Related Party Transactions, page 74

34.

Provide the information required by Item 7.B of Form 20-F for the last three fiscal years. Also disclose whether the terms of the related party transactions were equivalent to terms agreed-upon in similar transactions with non-affiliated parties.

In response to Staff’s comment, the Company has amended its disclosure as required by Item 7.B of Form 20-F to confirm that disclosure is provided for the last three fiscal years. The Company has also added disclosure confirming that the terms of the related party transactions are at least equivalent to the terms that would be agreed upon in transactions with non-affiliated parties.

Share Capital. page 79

35.	We note that your June 30, 2005, table indicates that the exercise price for warrants expiring December 17, 2006, was C$0.80/C$ 1.02. We do not see where the footnoted “(x)” is explained.	The footnote has been included and explains that up to December 17, 2005, the exercise price was $0.80. Thereafter, the exercise price increases to $1.02 until December 17, 2006.

Additionally, please explain why the exercise price for these warrants was C$1.02 at November 25, 2005, and none had an exercise price of C$0.80. We note that the total outstanding shares expiring December 17, 2006, did not change between June30 and November 25.

The table of outstanding share purchase warrants has been updated to reflect any movements.

Quantitative and qualitative Disclosures about Market Risk, page 98 Exchange Rate Sensitivity, page 98

36.	Please provide the quantitative disclosure required by the instructions to Item 11 of Form 20-F. It appears that your exchange rate risk may be material.	The Company has amended Item 11 of Form 20-F to include the quantitative effects of exchange rate risk.

Commodity Price Risk. page 98

37.

Please remove the final phrase, “or other commodity based risks respecting its operations,” since your ability to earn revenues and realize profits and cash flows is dependent upon commodity, that is, mineral, prices.

In response to Staff’s comments, the Company has removed the phrase “or other commodity based risks respecting its operations” in Item 11.D of the Form 20-F.

Description of Securities Other than Equity Securities, page 99

Warrants and rights, page 99

38.	Please reword the sentence following the table in this section. It appears to us that a grammatical error precludes the sentence from being understood.	In response to Staff’s comments, the Company has amended Item 12.B of the Form 20-F accordingly.

Financial Statements, Exhibit 99

Report of Independent Accounting Firm

39.

Please explain to us why your independent accountant’s report does not include an explanatory paragraph to indicate that your financial statements are affected by conditions and events that cast substantial doubt on your ability to continue as a going concern.

The independent auditors’ considered the guidance in AU section 341 “The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern”. Namely, as a result of performing going concern audit procedures, the independent auditor concluded that conditions and events, when considered in the aggregate, did not indicate there was substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time (i.e. one year after the balance sheet date).

Relevant factors considered by the auditor were:

1)

The Company had working capital of approximately $14 million. Additionally, the Company had no material contractual financial commitments at June 30, 2005. As such, and based on prior financial resource needs, it was reasonable to conclude that the Company had sufficient funds on hand to continue operations for greater than one year.

It is noted, that the Company has exploration programs of a discretionary nature that can be curtailed in the event cash resources needed to be conserved. As noted in Item 5 “Liquidity and Capital Resource” of the registration statement, the Company states that “Farallon anticipates that it will be able to finance both its on-going planned phase two exploration program and operating expenses over the next twelve months using its existing working capital”. This statement is consistent with the independent auditors’ findings; and

2)

The Company understands that the auditor considered that there was potential additional funds that could be made available to the Company based on the exercise of such options or warrants. Additionally, it was noted that approximately 7 million warrants with an exercise price that was substantially in the money during the period from the balance sheet date to the auditors’ report date were set to expire on December 31, 2005. In fact, a large number of these warrants were exercised before December 31, 2005.

Note 5 – Mineral Property Interests

40.

Expand your disclosure to fully support your capitalized balance of $8,963,127 of acquisition costs. We note that the current disclosure discusses a payment of $1,235,388 and the issuance of 750,000 shares for the Campo Morado and La Alina concessions, and $150,000 spent in fiscal 2000 to acquire the La Trinidad concession. Include an explanation of how the 750,000 shares were valued.

The 750,000 shares issued by the Company to acquire the La Trinidad concession were valued at the prevailing market price on the dates the shares were issued. The shares were issued in fiscal 1996 and 1997 at prices ranging from C$4.20 to C$15.30.

The Company does not consider this disclosure to be material to the June 30, 2005 consolidated financial statements. However, the Company acknowledges Staff’s comments and our disclosure will be supplemented in future filings.

41.

You state here that $1,825,000 used to complete a staged exploration program. If this sum was capitalized, please explain to us why it was not recorded to expense in accordance with your policies for accounting for exploration expenditures. If it was recorded to expense, please indicate as such in your disclosure.

In response to Staff’s comments, the $1,825,000 used to complete the staged exploration program was accounted for in accordance with the Company’s accounting policy for exploration expenditures and was not capitalized.

Exhibits

42.

We note the disclosures on page 19 of your Form 20-F and in Note 6(d) of your financial statements regarding share purchase warrants. Please explain why you have not filed as an exhibit the contract or compensatory plan arrangement regarding these warrants.Also please tell us the consideration you gave to the accounting for and classification of these warrants under SFAS 150, SFAS 133 and EITF 00-19. Refer to the Commission’s “Current Accounting and Disclosure Issues (Updated 12/01/05)” at http://www.sec. gov/divisions/corpfinacctdis 120105 .pdf, for further guidance.

In response to Staff’s comments, the Company has filed the following documents as exhibits to the Amended Form 20-F:

(i) Form of share purchase warrant issued in connection with the Company’s December 2003 private placement of units; and

(ii) Form of share purchase warrant issued in connection with the Company’s December 2004 private placement of units.

The Company has reviewed and considered the accounting for these warrants under SFAS 150, SFAS 133 and EITF 00-19. The Company has concluded that these warrants are not required to be separately accounted for and classified as equity or debt as the warrants were issued in connection with the Company’s private placement of common shares.

Engineering Comments

General

43.

The technical information in your filing is extremely detailed. Please substantially revise your disclosure, and, as needed, rewrite sections to eliminate extraneous detail, and summarize the information. Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader. Whenever possible, use short explanatory sentences and bullet lists. Avoid highly technical terminology. Use descriptive headings and subheadings. Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

In response to Staff’s comments, the Company has amended the Form 20-F throughout, where appropriate, to clarify the Company’s disclosure and to reduce the technical and detailed narrative with the objective of providing clear and understandable disclosure for an non-technical reader.

44.

The word “development” has a very specific meaning under our Industry Guide 7(a)(4), (see http://www.sec. gov/divisions/corpfinlforms/industry.htm #secguide7). It is used in reference to the “development stage” when companies are engaged in preparing reserves for production. If you do not have any “reserves,” as defined by Industry Guide 7, please remove the terms “develop” or “development” throughout the document, and replace them, as needed, with the terms “explore” or “exploration.” This includes the use of the term in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

In response to Staff’s comments, the Company has amended the Form 20-F throughout in order to minimize the use of the word “development” and to ensure that where the term “development” is used, that the term is appropriately qualified. As discussed in the conversation between Mr. Michael Taylor, legal counsel, of Lang Michener and Mr. Roger Baer of the Commission, much of the Company’s activities are directed at an assessment of whether development of the Campo Morado project is warranted. Accordingly, it is difficult to present the Company’s plan of operations without using the term development. To illustrate, the feasibility studies planned by the Company are directed at determining whether development of a mine at the Campo Morado project is economically and legally warranted. Further, it also difficult to fully present the risks faced by the Company without using the term development. To illustrate, the Company faces substantial risks if it determines to proceed with development of a mine, notwithstanding that it may be proceeding with development based on a final feasibility to study that indicates that development of a mine would generate positive economic returns.

Risk Factors. page 14

45.	Provide a risk factor near the beginning of your risk section that addresses the potential lack of economic viability of the Campo Morado property due to the following:	In response to Staff’s comments, the Company has amended Item 3.D of the 20-F to add a risk factor to discuss:

a)	The complex nature of the mineral materials and the resultant low metallurgical recoveries you have found to date using conventional beneficiation processes, and

b)	The potential higher cost of using experimental hydrometallurgical processes

The complex nature of the mineral materials and the resultant low metallurgical recoveries you have found to date using conventional beneficiation processes, and

The potential higher cost of using experimental hydrometallurgical processes.

Property, Plant and Equipment. page 27

46.	Simplify your disclosure by reducing technical and detailed narrative. Your disclosure should be written at the level of the average non-technical U.S. investor.	In response to Staff’s comments, the Company has amended the Form 20-F throughout, where appropriate, to reduce the technical and detailed narrative with the objective of providing clear and understandable disclosure for an non-technical reader.

Estimates of Mineralization, page 41

47.	Simplify your presentation tables that contain estimates of Mineral Resources.

We suggest that you:

	Merge all of the Indicated Mineral Resource tables in this section into one table that makes use of footnotes to highlight additional information about the mineral resources estimates.	In response to Staff’s comments, the Company has amended Item 4.D of the Form 20-F under the heading “Estimates of Mineralization” in order to consolidate the estimates of indicated mineral resources into one table.

	Likewise, merge all of the Inferred Mineral Resource tables into one table.	In response to Staff’s comments, the Company has amended Item 4.D of the Form 20-F under the heading “Estimates of Mineralization” in order to consolidate the estimates of inferred mineral resources into one table.

	Use only one cautionary notice for each table.	In response to Staff’s comments, the Company has amended Item 4.D of the Form 20-F under the heading “Estimates of Mineralization” in order to provide only one cautionary notice for each table.

Engineering. page 48

48.

We note your disclosure about the hydrometallurgical testing and processes you envision that might be used at a mine at your Campo Morado property. We also that you provide little disclosure about your earlier conventional metallurgical testing. Provide a complete and balanced summary about your metallurgical testing program. Emphasize the major results and conclusions, and probable ramifications you have drawn from this testing.

In response to Staff’s comments, the Company has amended Item 4.D of the Form 20-F under the heading “Engineering – Metallurgy” in order to expand the disclosure regarding the metallurgical testing programs completed by Farallon.

Exhibits

49.

We note that you have attached a technical report with graphics as an exhibit to your form 20-F. Industry Guide 7 (b)(7) specifically prohibits the inclusion of technical reports, feasibility studies and other highly technical data in documents filed with the Commission. Please remove these documents from your Form 20- F.

In response to Staff’s comments, the exhibit list to the Form 20-F has been amended to remove reference to the technical report.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact either the writer at 604-684-6365.

Yours truly,
FARALLON RESOURCES LTD.

Dick Whittington, PEng.
Director, President, and Chief Executive Officer

Please address SEC comment letter to:

FARALLON RESOURCES LTD.
Attention: Paul Mann, Controller
1020 – 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Fax Number: (604) 677-6973

SCHEDULE A

Summary of Private Placements

Date of Closing of Private Placement	Number and Type of Securities Issued (1)	Amount Sold to U.S. Investors	Exemptions Relied Upon with respect to U.S. Investors	Facts Supporting Reliance on the Exemption
August 2002	414,850 Units at a price of CDN$0.50 per unit. Each unit was comprised of one share and one share purchase warrant.	Nil.	Not Applicable	Not Applicable
December 2003	14,922,372 Units at a price of CDN$0.38 per unit. Each unit was comprised of one share and one share purchase warrant.	$1,311,000	All Units sold to U.S. investors were sold in reliance of the exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933.	The Company had a reasonable belief that each investor met the definition of “accredited investor” set forth in Rule 501(a) of Regulation D. Each investor acknowledged in their subscription agreement that they met the definition of “accredited investor”. No form of general solicitation or general advertising, as contemplated in Rule 501(c) of Regulation D, was undertaken by the Company in connection with the offering to U.S. investors. All certificates representing the securities issued were endorsed with a legend confirming that the securities had not been registered and could not be sold without registration under the Securities Act of 1933 or in a transaction exempt or not subject to the Securities Act of 1933. Further, each investor acknowledged by execution of their subscription agreement that the securities had not been registered under the Securities Act of 1933 and could not be sold without registration under the Securities Act of 1933 or in a transaction exempt or not subject to the Securities Act of 1933.
December 2004	28,571,877 Units at a price of Cdn$0.70 per unit. Each unit	$3,963,128	All Units sold to U.S. investors were sold in reliance of the exemption from	The Company had a reasonable belief that each investor met the definition of “accredited investor” set forth in Rule 501(a) of Regulation D. Each investor

was comprised of one common share and one share purchase warrant	registration provided by Rule 506 of Regulation D of the Securities Act of 1933.	acknowledged in their subscription agreement that they met the definition of “accredited investor”. No form of general solicitation or general advertising, as contemplated in Rule 501(c) of Regulation D, was undertaken by the Company in connection with the offering to U.S. investors. All certificates representing the securities issued were endorsed with a legend confirming that the securities had not been registered and could not be sold without registration under the Securities Act of 1933 or in a transaction exempt or not subject to the Securities Act of 1933. Further, each investor acknowledged by execution of their subscription agreement that the securities had not been registered under the Securities Act of 1933 and could not be sold without registration under the Securities Act of 1933 or in a transaction exempt or not subject to the Securities Act of 1933.

(1)	All sales to investors outside of the United States in each private placement noted above were completed in reliance of Rule 903 of Regulation S of the Securities Act of 1933:

	(i)	the Company is and was at the time of the private placement a “foreign private issuer”, as defined in Rule 405 of Regulation C;

	(ii)	there was no “substantial U.S. market interest”, as that term is defined in Regulation S, in the Company’s common shares at the time of the completion of the private placement;

	(iii)	no offers were made to such investors in the United States ;

	(iv)	there were no “directed selling efforts”, as that term is defined in Regulation S, undertaken by the Company in connection with the completion of the private placement.